July 16, 2018
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3720

Attention:	Sonia Gupta Barros, Assistant Director

Re:	Redfin Corporation
Registration Statement on Form S-1 (File No. 333-226187)
Ladies and Gentlemen:
Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that as of the date of this letter, no copies of the Preliminary Prospectuses dated July 16, 2018 have been distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.
We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Daylight Time, on Wednesday, July 18, 2018, or as soon thereafter as practicable or at such later time Redfin Corporation or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.
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Very truly yours,
Goldman Sachs & Co. LLC,
As representative of the several Underwriters

By:	Goldman Sachs & Co. LLC

By:	/s/ Michael Voris
	Name:	Michael Voris
	Title:	Managing Director